SO 3/3/03

VF 2-27-03

03002532

D STATES
CHANGE COMMISSION
n, D.C. 20549

RECEIVED
FEB 24 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Winchester Investment Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7007 College Boulevard, Suite 260
(No. and Street)

Overland Park, Kansas 66211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Corcoran (913) 491-5529
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Higdon & Hale, C.P.A.'s, P.C.
(Name – *if individual, state last, first, middle name*)

6310 Lamar Avenue, Suite 110, Overland Park, Kansas 66202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Winchester Investment Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NANCY M. THOMSEN
MY COMMISSION # CC 854358
EXPIRES: July 13, 2003
Bonded Thru Western Surety Company

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WINCHESTER INVESTMENT SECURITIES, INC.

FINANCIAL STATEMENTS, OTHER INFORMATION AND INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2002

CONTENTS

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
and stockholders of
Winchester Investment Securities, Inc.
7007 College Boulevard Suite 260
Overland Park, KS 66211

We have audited the accompanying statement of financial condition of Winchester Investment Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winchester Investment Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Higdon & Hale
Certified Public Accountants

February 5, 2003

WINCHESTER INVESTMENT SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 649,737
Accounts receivable	108,075
Inventory	85,698
Total current assets	843,510
OTHER ASSETS	
Deposits	125,120
TOTAL ASSETS	$ 968,630

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accounts payable - trade	$ 241,561
- affiliate	415,000
Total current liabilities	656,561
STOCKHOLDER'S EQUITY	
Common stock – authorized 6,000 shares, no par issued and outstanding 500 shares	6,000
Additional paid-in capital	220,543
Retained earnings	85,526
Total stockholder's equity	312,069
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 968,630

The accompanying notes are an integral part of these statements.

WINCHESTER INVESTMENT SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 1,898,005
Rebates	118,859
Trading	23,235
Total revenues	2,040,099
EXPENSES	
Bank charges	587
Entertainment	4,577
Commissions	1,561,339
Contributions	350
Dues and subscriptions	4,062
Insurance	5,886
Maintenance and repairs	7,408
Office expense	6,887
Postage and delivery	510
Professional services	11,050
Quote services	33,880
Regulatory fees	25,680
Relocation	2,525
Rent	32,355
Taxes and licenses	1,699
Telephone and utilities	20,262
Transaction charges	319,814
Travel	4,794
Total expenses	2,043,665
INCOME (LOSS) FROM OPERATIONS	(3,566)
OTHER INCOME	
Interest and dividend income	6,098
INCOME BEFORE CORPORATE INCOME TAXES	2,532
PROVISION FOR CORPORATE INCOME TAXES	-0-
NET INCOME	$ 2,532

The accompanying notes are an integral part of these statements.

WINCHESTER INVESTMENT SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Addl. Paid In Capital	Retained Earnings
Balance at 12/31/01	$6,000	$220,543	$ 82,994
Add: Contribution to Capital			
Less: Retirement of Capital			
Net Income			2,532
Balance at 12/31/02	$6,000	$220,543	$ 85,526

The accompanying notes are an integral part of these statements.

WINCHESTER INVESTMENT SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:	
Net income	$ 2,532
(Increase) decrease in assets:	
Accounts receivable – trade	38,126
Inventory	(57,003)
Deposits	103
Increase (decrease) in liabilities:	
Accounts payable	279,552
Net cash provided by operating activities	263,310
Cash and cash equivalents, beginning of period	386,427
Cash and cash equivalents, end of period	$ 649,737

The accompanying notes are an integral part of these statements.

WINCHESTER INVESTMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of business

The Company is registered with the Securities and Exchange Commission, the National Associates of Securities Dealers and a number of states, including Kansas and Missouri as a broker/dealer of securities. The Company changed ownership December 2, 1991.

B. Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Also, there were no non-cash transactions for the year ended December 31, 2002.

C. Income Taxes

The Company follows the practice of providing for income taxes based on income reported for financial statement purposes. No provision was made for incomes taxes for the year ended December 31, 2002.

D. Accounts Receivable

Accounts are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. At December 31, 2002 management has deemed no receivables uncollectible.

E. Inventory

The inventory consists of stocks and investments held and owned by Winchester Investment Securities, Inc. The inventory is valued at mark to market prices.

NOTE 2 – NET CAPITAL RULE

Since the Company does not carry customer accounts, the Securities and Exchange Commission requires maintenance of "net capital" of $100,000. Generally, reported stockholder's equity is adjusted for assets not readily converted to cash as well as certain other adjustments. The following is a computation of the Company's "net capital" (as defined) at December 31, 2002:

Stockholder's equity	$ 312,069
Adjustments to Stockholder's equity:	
Non-allowable assets	-0-
Haircuts	(120)
Total adjustments to stockholder's equity	(120)
Net capital	$ 311,949

NOTE 3 – AGGREGATE INDEBTEDNESS COMPUTATION

The aggregate indebtedness computes the percentage of aggregate indebtedness to net capital (as computed in Note 2). As a member of the National Association of Securities Dealers, this percentage is not to exceed 1500 percent of net capital.

December 31, 2002

Total liabilities	$ 656,561
Exempt items – Unrealized profit	-0-
Aggregate indebtedness	$ 656,561
Computation of aggregate indebtedness to net capital:	
Aggregate indebtedness	$ 656,561
Net capital (per Note 2)	311,949
Aggregate indebtedness to net capital	210 %

NOTE 4 – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS

There were no liabilities subordinated to the claims of creditors.

NOTE 5 – COMPUTATIONS RELATING TO RULE 15c3-3

Items (h), (i), and (j) of the Facing Page are not applicable. The Company is exempt from Rule 15c3-3 pursuant to Rule K (2) (b) because the Company does not carry customer accounts.

NOTE 6 – NET CAPITAL COMPUTATION RECONCILIATION

The net capital computation in Note 2 is in agreement with the Company's unaudited FOCUS Report, Part IIA at December 31, 2002.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company pays commissions and fees to Donnam, Inc. for servicing the customers of Winchester Investment Securities. The stock of Donnam, Inc. is owned by the same individual that owns the stock of Winchester Investment Securities. The amount paid to Donnam, Inc. during the year for commissions and fees amounted to $890,000.

NOTE 8 – CONCENTRATION OF CREDIT

All receivables are from one clearing house.

SCHEDULE I

WINCHESTER INVESTMENT SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2002

Net Capital	
Stockholder's equity	$ 312,069
Less: Total non-allowable assets	-0-
Net capital before haircuts on securities position	312,069
Less: Haircuts	(120)
Net capital	$ 311,949
Aggregate Indebtedness	$ 656,561
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 100,000
Excess net capital	$ 211,949
Raito: Aggregate indebtedness to net capital	2.10 to 1

Reconciliation with Corporation's Computation

The net capital, as reported in the Corporation's unaudited Part II of Form X-17-A-5 (Focus report) did not differ from the net capital per above.

SCHEDULE II

WINCHESTER INVESTMENT SECURITIES, INC.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities it is exempt from reserve requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii) of the Securities and Exchange Commission. The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

SCHEDULE III

WINCHESTER INVESTMENT SECURITIES, INC.

Information Related to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2002

The Company is exempt from the possession or control requirements of Rule 15c3-3 under paragraph 15c3-3(k)(2)(ii). The conditions of the exemption were being complied with as of the date of this report and the year, which it covers.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

H&H

David B. Higdon, C.P.A., C.F.P.
D. Bob Hale, C.P.A.
John P. Martin, C.P.A.
John A. Keech, C.P.A.
Gary D. Welch, C.P.A.

HIGDON & HALE
CERTIFIED PUBLIC ACCOUNTANTS • A PROFESSIONAL CORPORATION
6310 Lamar Avenue, Suite 110 • Overland Park, KS 66202

Telephone
(913) 831-7000
Fax (913) 754-1350

www.higdonhale.com
E-mail: info@higdonhale.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Winchester Investment Securities, Inc.

In planning and performing our audit of the financial statements of Winchester Investment Securities, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practice and procedures that we considered relevant to the objectives stated in 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not maintain customer accounts and possession of securities is limited to occasional receipts which are immediately transferred to a clearing organization, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations of any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Hagler E Hale

Certified Public Accountants

February 5, 2003